UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number:	001-12386

LXP Industrial Trust

(Leopard Intermediate LLC, as successor by merger to LXP Industrial Trust)

225 Liberty Street, 8th Floor

New York, NY 10281

(212) 417-7000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Shares of beneficial interest, par value $0.0001 per share, classified as Common Stock

6.50% Series C Cumulative Convertible Preferred Shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which

a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*.

* On November 2, 2026, LXP Industrial Trust, a Maryland real estate investment trust (the “Company”), completed the transactions contemplated by the Agreement and Plan of Merger, dated as of July 19, 2026 (the “Merger Agreement”), by and among the Company, Leopard REIT LLC, a Delaware limited liability company (“Parent”), and Leopard Merger Sub LLC, a Maryland limited liability company and wholly owned indirect subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, at the closing of the transaction, the Company merged with and into Merger Sub, with Merger Sub surviving the merger (the “Initial Surviving Entity” and such merger, the “Merger”). Also on November 2, 2026, and following the effective time of the Merger, the Initial Surviving Entity merged with and into Leopard Intermediate LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Intermediate Sub”), with Intermediate Sub surviving (the “Surviving Entity” and such merger, together with the Merger, the “Mergers”). As a result of the Mergers, Parent became the sole member of the Surviving Entity.

[SIGNATURE PAGE FOLLOWS]

Pursuant to the requirements of the Securities Exchange Act of 1934, Leopard Intermediate LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 12, 2026	Leopard Intermediate LLC (as successor by merger to LXP Industrial Trust)

	By:	/s/ Gautam Huded
		Name:	Gautam Huded
		Title:	Executive Vice President